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                     ACCELERATED DEATH BENEFIT RIDER
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NOTICE: This Rider provides for accelerated payment of the Policy proceeds. It is not intended or designed to provide health, nursing home, or long-term care insurance. If Accelerated Benefits are advanced under the terms of this Rider, future death benefits and cash surrender benefits of the Policy will be reduced.

Benefits advanced under this Rider may or may not be taxable. Whether or not the Owner or the Beneficiary incurs a tax liability when benefits are advanced depends on how the IRS interprets applicable portions of the Tax Code. As with all tax matters, the Owner should consult a personal tax advisor to assess the impact of this benefit.

This Rider is made a part of the Policy to which it is attached. This benefit is subject to all the provisions of this Rider and the Policy. The effective date of this Rider is the Policy Date of the Policy.

BENEFIT - We will advance the Accelerated Benefit, as defined below, if the Insured has been diagnosed by a Physician as having a Terminal Illness, subject to the provisions of this Rider. We will advance the Accelerated Benefit in a lump sum. There is no charge for this Rider prior to the time Accelerated Benefits are paid.

ACCELERATED BENEFIT - The Accelerated Benefit payable will be equal to the amount requested by the Owner, subject to the minimum and maximum requirements described below, less adjustments for:

     a. the current Rider Administrative Expense Charge; and

     b. expected future interest at the Policy Loan Interest Rate Charged shown in the Policy Data.

Minimum Accelerated Benefit Amount - The Accelerated Benefit may not be less than $5,000. The Face Amount remaining after payment of the Accelerated Benefit must not be less than $10,000.

Maximum Accelerated Benefit Amount - The Accelerated Benefit may not exceed the lesser of: (a) $250,000 minus the sum of all benefits previously paid under this Rider; or (b) 75% of the Policy Death Benefit at the time benefits were first paid under this Rider, less any Loan Balance.

EFFECT OF RIDER BENEFITS ON POLICY VALUES AND BENEFITS - On the date the Accelerated Benefit is advanced, a percentage reduction equal to the amount of the Accelerated Benefit advanced divided by the total Death Benefit just before the advance, will be made in the following Policy values and benefits:

1. the Death Benefit, Initial Face Amount, and each Face Amount Increase;

2. the Policy Value and Cash Surrender Value; and

3. the Loan Balance.

The Cash Surrender Value will be increased by the amount of the Loan Balance reduction before the Cash Surrender Value adjustment is made. The Accelerated Benefit payable will be reduced by the Loan Balance reduction.

We will furnish new Policy Data pages which reflect the reduced benefits. Future premiums and Monthly Deductions will be based on these reduced benefits.

DEFINITIONS -

Rider Administrative Expense Charge - We will charge an administrative expense charge at the time the Accelerated Benefit is paid. The amount of the Rider Administrative Expense Charge will be based on our current practice in effect on the date the Accelerated Benefit is paid, but will not exceed $250.

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DEFINITIONS (Continued) -

Physician - Physician means an individual who is licensed to practice medicine and treat illness or injury in the state in which treatment is received and who is acting within the scope of that license. Physician does not include: (a) the Insured; (b) the Owner; (c) any person who lives with the Insured or the Owner; or (d) a member of the Insured's or Owner's immediate family.

Terminal Illness - Terminal illness means an imminent death expected as a result of a noncorrectable medical condition that is diagnosed by a Physician:

     a. on or after the Effective Date of this Rider and while this Rider is in force; and

     b. with reasonable medical certainty that the death of the Insured will occur within 12 months from the date of the Physician's statement.

PROOF OF LOSS - Written proof of the Insured's Terminal Illness must be received by us within 90 days after the date of diagnosis. This proof must include a properly completed Claim Form and a written Physician's statement signed by the Physician, in a form acceptable to us. We may request additional medical information from the Physician submitting the statement.

We reserve the right to have a Physician of our choosing examine the Insured, at our expense, prior to advancing the Accelerated Benefit. If that Physician provides a different Physician's statement, we reserve the right to rely on that Physician's statement for claim purposes.

PAYMENT OF CLAIMS - All benefits described in this Rider will be available as soon as we receive satisfactory Proof of Loss. All Rider benefits will be paid to the Owner. If the Insured's death occurs prior to our receipt of satisfactory Proof of Loss, the Accelerated Benefit will not be paid.

INCONTESTABILITY - This Rider will be incontestable, after it has been in force during the lifetime of the Insured for two years from its effective date.

TERMINATION - This Rider will terminate on the earlier of:

1. the date that the Policy is surrendered, terminated, exchanged, or matures;
   or

2. the Monthly Anniversary coinciding with or next following the date we receive your written request to terminate this Rider.

                    UNITED INVESTORS LIFE INSURANCE COMPANY

     [SIGNATURE APPEARS HERE]                    [SIGNATURE APPEARS HERE]
         Secretary                                     President